SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(AMENDMENT No. 6)

Under the Securities Exchange Act of 1934

CHANTICLEER HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

15930P 10 7
(CUSIP Number)

David Sims
Palisades Master Fund, L.P.
Harbour House, 2nd Floor, Waterfront Drive
P.O. Box 972, Road Town,
Tortola, British Virgin Islands
(284) 494-4770

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 5, 2008
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
☐

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

Palisades Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	Not Applicable.	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
	7	SOLE VOTING POWER

		2,094,401 (See Items 3, 4 and 5)
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		2,094,401 (See Items 4 and 5)
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,094,401 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.3025% (See Items 3, 4 and 5)
14	TYPE OF REPORTING PERSON

OO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

PEF Advisors, Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	Not Applicable.	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
	7	SOLE VOTING POWER

		2,094,401 (See Items 3, 4 and 5)
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		2,094,401 (See Items 4 and 5)
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,094,401 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.3025% (See Items 3, 4 and 5)
14	TYPE OF REPORTING PERSON

CO

Item 1	Security and Issuer.

This Amendment No. 6 amends the Schedule 13D previously filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2006, Amendment No. 1 filed with the Commission on January 14, 2008, Amendment No. 2 filed with the Commission on February 5, 2008, Amendment No. 3 filed with the Commission on February 8, 2008, Amendment No. 4 filed with the Commission on April 7, 2008 and Amendment No. 5 filed with the Commission on April 23, 2008 and relates to the common stock, $0.0001 par value per share (the “Common Stock”), of Chanticleer Holdings, Inc., a Delaware corporation, which has its principal place of business at 4201 Congress Street, Suite 145, Charlotte, North Carolina 28209 (the “Company”).

Item 2.	Identity and Background.

(a) This statement is filed by Palisades Master Fund, L.P., a partnership organized under the laws of British Virgin Islands (“Palisades”), and PEF Advisors, Ltd. (“PEF”), a corporation organized under the laws of British Virgin Islands.

(b) The business address for both Palisades and PEF is Harbour House, 2nd Floor, Waterfront Drive, P.O. Box 972, Road Town, Tortola, British Virgin Islands.

(c) The principal business of Palisades is purchasing, selling, trading and investing in securities. The principal business of PEF is providing financial management and advisory services.

(d) Neither Palisades nor PEF has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Neither Palisades nor PEF has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Palisades is organized under the laws of British Virgin Islands. PEF is organized under the laws of British Virgin Islands.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 15, 2005, Palisades and PEF purchased 4,200,000 shares of Common Stock of the Company in a private transaction with the Company.

Item 4.	Purpose of Transaction.

The purpose of this Amendment No. 6 is to report the disposition and therefore reduction in the beneficial ownership of shares of Common Stock by Palisades and PEF.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Palisades and PEF beneficially own 2,094,401 shares or 24.3025% of the issued and outstanding Common Stock of the Company (based on 8,618,033 issued and outstanding shares of Common Stock as of April 30, 2008 as disclosed in the Company's Form 10-Q for the quarter ended March 31, 2008 that was filed with the Securities and Exchange Commission on May 5, 2008).

PEF serves as general partner and principal investment manager to Palisades, and as such has been granted investment discretion over Palisades’ investments, including the investment in the Common Stock. As a result of its role as general partner and investment manager to Palisades, PEF may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of such Common Stock held by Palisades. However, PEF does not have the right to receive dividends from, or the proceeds from the sale of, such Common Stock held by Palisades and disclaims any beneficial ownership of such shares of such Common Stock.

(c) During the past 60 days, Palisades has effected the following transactions in the Common Stock of the Company:

1.	On March 11, 2008, Palisades sold 20,750 shares at $0.822 per share in an open market transaction.
2.	On March 31, 2008, Palisades sold 2,500 shares at $0.5651 per share in an open market transaction.
3.	On April 21, 2008, Palisades sold 431,034 shares at $0.5713 per share in an open market transaction.
4.	On April 22, 2008, Palisades sold 25,587 shares at $0.5713 per share in an open market transaction.
5.	On April 28, 2008, Palisades sold 60,000 shares at $0.5713 per share in an open market transaction.
6.	On May 5, 2008, Palisades sold 890,000 shares at $0.5800 per share in an open market transaction.

During the past 60 days, PEF has effected the following transactions in the Common Stock of the Company:

1.	On March 11, 2008, PEF sold 20,750 shares at $0.822 per share in an open market transaction.
2.	On March 31, 2008, PEF sold 2,500 shares at $0.5651 per share in an open market transaction.
3.	On April 21, 2008, PEF sold 431,034 shares at $0.5713 per share in an open market transaction.
4.	On April 22, 2008, PEF sold 25,587 shares at $0.5713 per share in an open market transaction.
5.	On April 28, 2008, PEF sold 60,000 shares at $0.5713 per share in an open market transaction.
6.	On May 5, 2008, PEF sold 890,000 shares at $0.5800 per share in an open market transaction.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among Palisades, PEF and any other person with respect to the securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Agreement of Joint Filing.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

May 7, 2008

PALISADES MASTER FUND, L.P.

By:	Discovery Management Ltd., its authorized signatory

By:	/s/ David Sims
Name: David Sims
Title: Authorized Signatory

PEF ADVISORS, LTD.

By:	/s/ Paul T. Mannion, Jr.
Name: Paul T. Mannion, Jr.
Title: Authorized Signatory